EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

DATED AS OF DECEMBER 5, 2006

BY AND AMONG

TRANSWITCH CORPORATION

TRANSWITCH (ISRAEL) LTD.

AND

DATA – JCE LTD.

-i-

-ii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of December 5, 2006 (this “Agreement”), is entered into by and among TranSwitch Corporation, a Delaware corporation (“Parent”), TranSwitch (Israel) Ltd., an Israeli corporation and a wholly owned subsidiary of Parent (“Buyer”) and Data – JCE Ltd. an Israeli corporation (“Seller”).

RECITALS

A. Buyer desires to purchase and assume from Seller, and Seller desires to sell and transfer to Buyer, certain of the assets and liabilities of Seller’s ASIC Design Center (the “Division”) and the business conducted by and in connection with the Division (the “Business”) all as more specifically set forth in this Agreement, upon the terms and subject to the conditions of this Agreement (the “Asset Purchase”).

B. Parent is advancing to Buyer certain funds and other property to enable Buyer to make the purchase hereunder.

C. Certain capitalized terms used herein have the meanings ascribed to such terms in Article 1 hereof.

AGREEMENT

In order to consummate the Asset Purchase, and in consideration of the mutual agreements hereinafter contained, Parent, Buyer and Seller agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Action” means any claim, action, suit, arbitration, investigation, audit or proceeding by or before any Governmental Authority or arbitrator.

“Affiliate” means, when used with respect to a specified Person, another Person that, either directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. With respect to any Person who is a natural person, such Person’s Affiliates shall include such Person’s spouse, siblings and lineal descendents.

“Ancillary Agreements” means the Escrow Agreement and the Registration Rights Agreement.

“Assets” means all of Seller’s right, title and interest in and to all properties, assets (including goodwill attributable to the Division) and rights of any kind, whether tangible or intangible, real or personal, contingent or existing, owned by Seller as comprising the Division or in which Seller has any interest whatsoever with respect to the Division, all as described on Schedule A attached hereto.

“Asset Purchase Related Expenses” means the (i) fees and disbursements of counsel to Seller, Seller’s independent accountants or financial or other advisors incurred by Seller in connection with the transactions contemplated hereby, and (ii) any payments made or required to be made by Seller to Transferred Employees as a result of their termination from their employment in the Division pursuant to the transactions contemplated hereby.

“Audited Financial Statements” means the audited consolidated balance sheets of Seller and its consolidated Subsidiaries as of December 31, 2005, December 31, 2004, and December 31, 2003, and the related audited statements of income, cash flows and changes in stockholder’s equity for the twelve month periods then ended, together with the notes thereto and the report of Seller’s independent auditors thereon.

“Benefit Arrangement” means any employment, consulting, severance, change in control or other similar contract, arrangement or policy and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers’ compensation, disability benefits, unemployment benefits, severance, vacation benefits, retirement benefits, life, health, disability or accident benefits, fringe benefits or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, phantom stock rights, stock purchases, annual or long-term cash incentive compensation, base pay or other forms of incentive compensation or post-retirement insurance, sponsored, administered, entered into, maintained, contributed to, has been contributed to or required to be contributed to, as the case may be, by Seller or any Affiliate of Seller, all with respect to the Division.

“Books and Records” means all books of account and other financial records (including Tax records), only to the extent pertaining to the Division.

“Business Day” means any day that is not a Friday, a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Connecticut or in Israel.

“Computer Program(s)” means (i) any and all computer programs (consisting of sets of statements or instructions to be used directly or indirectly in a computer in order to bring about a certain result) and portions thereof, and (ii) all associated data and compilations of data, regardless of their form or embodiment. “Computer Programs” shall include, without limitation, all source code, object code, natural language code, all versions, all screen displays and designs, all component modules, all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and all documentation, including without limitation user manuals and training materials, relating to any of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement dated as of August 15, 2006 between Parent and Seller.

“Contract” means any agreement, contract, lease, note, loan, evidence of Indebtedness, purchase order, letter of credit, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, purchase and sale order, quotation or other executory commitment to which Seller with respect to the Division is a party or which relates to the Business or any of the Assets, whether oral or written, express or implied, and which pursuant to its terms has not expired, terminated or been fully performed by the parties thereto, including, without limitation, Government Contracts, Real Property Leases and Personal Property Leases.

“Employee Plans” means all Benefit Arrangements and applicable pension plans.

“Encumbrance” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent or conditional sale agreement or other title retention agreement or lease in the nature thereof.

“Environmental Law” means any Law, now or hereafter in effect and as amended, and any judicial, legislative or administrative interpretation thereof, including any Governmental Order relating to the environment, the effect of Hazardous Materials on the environment or human safety or health, emissions, discharges or releases of Hazardous Materials into the environment, including without limitation into ambient air, surface water, groundwater or land, occupational safety and health, or otherwise relating to the handling of Hazardous Materials or the clean-up or other remediation of Hazardous Materials.

“Equity Securities” of any Person means (i) shares of capital stock, limited liability company interests, unlimited liability company interests, partnership interests or other equity securities of such Person, (ii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any capital stock, limited liability company interests, unlimited liability company interests, partnership interests or other equity securities of such Person, (iii) securities convertible into or exercisable or exchangeable for shares of capital stock, limited liability company interests, unlimited liability company interests, partnership interests or other equity securities of such Person, and (iv) equity equivalents, interests in the ownership or earnings of, or equity appreciation, phantom stock or other similar rights of, or with respect to, such Person.

“Escrow Agent” means U.S. Bank National Association.

“Facility” means any real property or facility owned, leased, operated or used at any time by the Division or by any predecessor of the Division.

“GAAP” means Israeli generally accepted accounting principles in effect from time to time applied consistently throughout the period involved.

“Government Contract” means any Contract to which or by which Seller is a party or is bound relating to the Division, the ultimate contracting party of which is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Governmental Authority” means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, or judicial or arbitral body, whether federal, state, local or foreign.

“Governmental Order” means any order, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Handling of Hazardous Materials” means the production, use, generation, storage, treatment, recycling, disposal, discharge, release or other handling or disposition of Hazardous Materials.

“Hazardous Materials” means: (a) petroleum, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyl; (b) any waste, gas or other substance or material that is explosive, radioactive or infectious; (c) any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” “toxic chemical” or “toxic substance” as designated, listed or defined (whether expressly or by reference) in any law ; (d) any other substance or material (regardless of physical form) or form of energy that is subject to any law which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and (e) any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clauses (a), (b), (c), or (d) above.

“Improvements” means any buildings, facilities, other structures and improvements, building systems and fixtures located on or under any real property leased by Seller relating to the Division.

“Indebtedness” means (i) indebtedness of Seller relating to the Division for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and any prepayment penalties or other similar amounts payable in connection with the repayment thereof on the Closing Date), (ii) monetary obligations of Seller relating to the Division evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) monetary obligations of Seller relating to the Division under capitalized leases, (iv) monetary obligations of Seller relating to the Division under conditional sale, title retention or similar agreements or arrangements creating an obligation of Seller with respect to the deferred purchase price of property (other than customary trade credit), (v) monetary obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (vi) all monetary obligations of Seller or the Division to guarantee any of the foregoing types of obligations on behalf of any Person other than Seller.

“Intellectual Property Rights” means all (i) domestic and foreign registrations of trademarks, service marks, logos, corporate names, domain names, protected models, designs, created works, trade names or other trade rights of Seller relating to the Division, (ii) pending applications by Seller for any such registrations, (iii) rights in or to patents and copyrights (whether or not registered) and pending applications therefor of Seller relating to the Division, (iv) rights of Seller relating to the Division to other trademarks, service marks, logos, corporate names, domain names, protected models, designs, data, software, created works, trade names and other trade rights and all other trade secrets, designs, plans, specifications, technology, know-how, methods, designs, concepts, other proprietary rights (including, without limitation, associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the Laws of all jurisdictions) and other intellectual property, whether or not registered, and (v) rights under any licenses of Seller relating to the Division to use any of the intellectual property described in clauses (i) to (iv) above.

“Interim Financial Statements” means the unaudited consolidated balance sheet of Seller as of September 30, 2006, and the related unaudited consolidated statements of income, cash flows and changes in stockholder’s equity of Seller for the 9 month period then ended.

“Inventory” means all of the inventory of the Division held for resale, and all of the Division’s raw materials, works in process, finished products and supply items, in each case wherever the same may be located.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended.

“Key Employees” means Ronen Cohen, Gil Palucci and Oren Blum.

“Knowledge” or “Known” means, with respect to the Seller, those facts or circumstances actually known by any of the Specified Officers of Seller, or any facts or circumstances which would be known after reasonable inquiry by a person holding a comparable office or job or with comparable experience or responsibilities, and with respect to Buyer, those facts or circumstances actually known by any of the Specified Officers of Buyer, or any facts or circumstances which would be known after reasonable inquiry by a person holding a comparable office or job or with comparable experience or responsibilities. For purposes of this definition, the term “Specified Officers” means: (a) with respect to Seller, Osher Elron and Shai Attias; and (b) with respect to Buyer, Santanu Das and Theodore Chung.

“Law” means any federal, state, local or foreign statute, law, legislation, constitution, ordinance, regulation, rule, code, edict, order, directive, pronouncement, judgment, decree, or rule of common law.

“Licenses” means all of the licenses, permits, certificates, exemptions and other authorizations from any Government Authority or other third party necessary or proper for the use, occupancy or operation of the Business as conducted as of the date of this Agreement and as of the Closing Date.

“Loan Agreement” means that certain loan agreement dated as of the date of the Closing, by and between Parent and Seller.

“Loan Documents” means the Loan Agreement, the Promissory Note and the Pledge Agreement.

“Loss Contract” means any Contract with respect to the Business for which Seller has accrued a loss on the Audited Financial Statements or Interim Financial Statements or which Seller reasonably expects, based on such Person’s Knowledge as of the date hereof and as of the Closing Date, to result in a loss.

“Losses” of a Person means any and all losses, liabilities, damages, claims, judgments, diminution of value, fines, penalties, costs and expenses (including, without limitation, the costs of reasonable investigation, remediation and attorneys’ fees) actually suffered or incurred by such Person.

“Material Adverse Effect” or “Material Adverse Change” or a similar phrase means, with respect to any Person, any material adverse effect on or material adverse change with respect to the business, operations, assets, liabilities, financial conditions, results of operations of such Person and its Subsidiaries, taken as a whole, except any such effect resulting from (i) this Agreement or the transactions contemplated hereby; (ii) changes or conditions affecting the semiconductor field, including without limitation ASICs, and telecommunications field generally; or (iii) changes in economic, regulatory or political conditions generally.

“Parent’s Disclosure Schedule” means the disclosure schedules attached hereto.

“Permits” shall mean all licenses, permits, approvals, authorizations or consents of any Governmental Authority, whether foreign, federal, state or local, necessary for the conduct of the Business as currently conducted.

“Permitted Encumbrances” means (a) liens for Taxes or governmental charges or claims not yet due and payable or being contested in good faith, if, in each case, a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (b) statutory liens of landlords, liens of carriers, warehouse persons, mechanics and material persons and other liens imposed by law incurred in the ordinary course of business for sums not yet due and payable or being contested in good faith, if, in each case, a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, (c) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, in each case in the ordinary course of business, consistent with past practice, and (d) easements, rights-of-way, restrictions and other similar charges or Encumbrances on real property which, in each case, do not, individually or in the aggregate, materially interfere with the ordinary conduct of the Business and do not, individually or in the aggregate, materially detract from the value of the property to which such Encumbrance relates.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, unlimited liability company, joint stock company, joint venture, association, company, trust or other organization or any Governmental Authority.

“Personal Property Leases” shall mean all of the existing leases with respect to the personal property of Seller relating to the Division.

“Pledge Agreement” means that certain pledge agreement dated as of the date of the Closing, by and between the Parent and Seller.

“Personnel” means all employees, officers, directors and independent contractors of, employed by or contracting with the Seller with respect to the Division.

“Pre-Closing Tax Period” shall mean all taxable periods ending on or prior to the Closing Date and the portion of any taxable period ending on the Closing Date that includes but does not end on the Closing Date.

“Promissory Note” means that certain promissory note, dated as of the date of the Closing, issued by Seller in favor of Parent in the original principal amount of $1,650,000.

“Real Property Leases” means all leases entered into by Seller relating to the Division in respect of the Real Property.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the date hereof, by and between Parent and Seller.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller’s Disclosure Schedule” means the disclosure schedules attached hereto.

“Subsidiary” of any Person means any other Person (i) of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, at least 50% of the stock or other Equity Securities of such other Person or (ii) the operations of which are consolidated with such first Person, pursuant to GAAP or US GAAP, for financial reporting purposes.

“Tax” or “Taxes” means any federal, state, local or foreign net or gross income, gross receipts, social security, national health insurance, capital gains, license, payroll, employment, excise, severance, stamp, occupation, premium, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, offer, registration, value added, alternative or add-on minimum, estimated or other tax, governmental fee or like assessment or charge of any kind whatsoever (including any liability for Taxes imposed on another Person, whether incurred or borne as a transferee or successor or by contract or otherwise), including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“US GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the period involved

“Wavetone IP” Intellectual Property Rights developed by Seller relating to wavelet-based multicarrier modulation or the use of wavelet-based multicarrier modulation in the transmission of data.

Section 1.2 Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section

Aggregate Purchase Consideration	2.6(a)
Agreement	Preamble
Asset Purchase	Recitals
Assumed Liabilities	2.3
Assumption Document	3.2(b)(i)
Business	Preamble
Buyer	Preamble
Parent Common Stock	2.3(b)(ii)
Buyer Indemnified Parties	8.2(a)

Buyer Threshold Amount	8.2(e)
Claim	8.2(c)
Claim Notice	8.2(c)
Closing	3.1
Closing Date	3.1
Disagreement Notice	8.2(c)(ii)

Earnout Consideration	2.7
Escrow Amount	2. 6(b)(iii)
Escrow Agreement	2.6(b)(iii)
Excluded Assets	2.2
Excluded Liabilities	2.4
Indemnifying Party	8.2(c)(i)
Loan	6.7
Machinery and Equipment	4.13
Material Contracts	4.11
Parent SEC Reports	5.7(a)

SEC	5.7(a)
Seller	Preamble
Seller Indemnified Party	8.2(b)
Seller Software	4.10(a)
Seller Threshold Amount	8.2(e)
Seller Trademarks and Tradenames	2.2(c)
Software Contract	4.10(b)
Taxpayer	4.2 0(a)
Third Party Notice	8.2(c)
Transferred Employees	6.10(a)
Value of Parent Common Stock	2.6(b)(ii)
VAT	2.6(a)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation;” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

(e) The annexes, schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of the Agreement.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and shall be counted from the day immediately following the date from which such number of days are to be counted.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP or US GAAP, as applicable.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

Section 2.1 Transfer of Assets.

(a) Transfer of Seller’s Assets. Upon the terms and subject to the conditions contained herein, at the Closing, Seller will sell, convey, transfer, assign and deliver to Buyer, and Buyer will purchase from Seller, all of the rights, title and interest of Seller in and to all the Assets and rights of any kind, whether tangible or intangible, real or personal, contingent or existing comprising the Business of the Division, except for the Excluded Assets, including without limitation, all of Seller’s right, title and interest in the following assets of the Division:

(i) Deposits, prepayments or prepaid expenses;

(ii) Contracts;

(iii) Machinery and Equipment;

(iv) [deleted];

(v) Division-specific Books and Records;

(vi) Intellectual Property Rights;

(vii) Seller Software;

(viii) rights under or pursuant to all warranties, representations and guarantees made by suppliers in connection with Assets or services furnished to Seller with respect to the Assets;

(ix) subject to Section 2.2(h), claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind relating to the Assets or the Assumed Liabilities, against any Person;

(x) goodwill.

Section 2.2 Excluded Assets.

Notwithstanding Section 2.1 above, Buyer expressly understands and agrees that the following assets and properties of Seller (the “Excluded Assets”) shall be excluded from the Assets:

(a) all of Seller’s cash and cash equivalents on hand and in banks as related to the Division;

(b) insurance policies relating to the Business and the Division and all claims, credits, causes of action or rights thereunder;

(c) the marks and names set forth on Schedule 2.2(c) (the “Seller Trademarks and Tradenames”);

(d) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with, and for the purpose of negotiating and executing, this Agreement or the transactions contemplated hereby and all minute books and corporate records of Seller and its Affiliates;

(e) [deleted];

(f) all rights of Seller arising under this Agreement, the Ancillary Agreements, the Loan Documents or the transactions contemplated hereby;

(g) the Wavetone IP;

(h) Inventory;

(i) accounts and notes receivable (whether current or noncurrent) and refunds incurred prior to the Closing Date; and

(j) any Assets sold or otherwise disposed of in the ordinary course of business and in accordance with this Agreement during the period from the date hereof until the Closing Date.

Section 2.3 Assumption of Liabilities.

Upon the terms and subject to the conditions contained herein, at the Closing, Buyer shall not assume and become responsible for any liabilities and obligations of Seller relating to the Division or the conduct of the Business (or of any predecessor owner of all or part of any of the Business or assets of Seller or any Affiliate of Seller) of any kind, character or description, whether known or unknown, fixed or contingent, other than liabilities and obligations of Seller (other than those relating to any Taxes with respect to Pre-Closing Tax Period and other than those resulting from any breach of the restrictions imposed under section 104 of the Israeli Tax Ordinance, as a result of the transactions contemplated by this Agreement) accruing, arising out of, or relating to events or occurrences under the Contracts and arising after the Closing Date (the “Assumed Liabilities”).

Section 2.4 Excluded Liabilities. Any provisions in this Agreement or any writing to the contrary notwithstanding, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller relating to the Business or any Affiliate of Seller (or any predecessor owner of all or part of any of the Business or assets of Seller or any Affiliate of Seller) of whatever nature, whether presently in existence or arising or asserted hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller relating to the Business or its Affiliates (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”). Without limiting the foregoing, none of the following shall be Assumed Liabilities for purposes of this Agreement:

(a) any liabilities and obligations of Seller relating to the Business for or in respect of Taxes (including any Taxes that arise as a result of the transactions contemplated by this Agreement), provided that transfer taxes incurred in connection with the transaction contemplated by this Agreement shall be paid in the manner ser forth in Article 9;

(b) all Asset Purchase Related Expenses;

(c) all other liabilities and obligations of the Seller under this Agreement and the Ancillary Agreements;

(d) any liability or obligation under any Environmental Law incurred in or attributable to any Facility or the operation of the Business on or before the Closing Date;

(e) any liability or obligation relating to an Excluded Asset (whether or not arising prior to, on or after the Closing Date) or any liability or obligation relating to a purchased Asset arising prior to the Closing Date.

Section 2.5 Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Asset or any right thereunder if an attempted assignment, without the consent of a third party, would constitute a breach or in any way adversely affect the rights of Buyer or Seller thereunder. If such consent is not obtained, Seller and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement.

Section 2.6 Purchase Price.

(a) Purchase Price. Upon the terms and subject to the conditions set forth herein, Parent and Buyer shall pay to the Seller for the sale, transfer, assignment, conveyance and delivery of the Assets, a purchase price in an aggregate amount equal to Six Million Seven Hundred Thousand Dollars ($6,700,000) (the “Aggregate Purchase Consideration”). The Aggregate Purchase Consideration (including the Assumed Liabilities) shall be allocated as determined by Seller and Buyer, principally to goodwill, and such allocation shall be the allocation which is used by the parties in preparing Israeli Tax Returns. All allocations made pursuant to this Section 2.6 shall be binding upon the parties and upon each of their successors and assigns, and the parties shall report the transactions contemplated hereby in accordance with such allocations. The parties hereto shall not make any written statements or take any position on any Tax Return, in any refund claim, during the course of any Tax audit, for any financial or regulatory purpose in any litigation or investigation or otherwise that are inconsistent with the allocations made pursuant to this Section 2.6. Each party shall notify the other parties if it receives notice that any Tax authority proposes any allocation different from that made pursuant to this Section 2.6. For the avoidance of doubt, the Aggregate Purchase Consideration, the Escrow Amount and the Earnout Consideration, shall be exclusive of Israeli Value Added Tax (“VAT”) (i.e. VAT shall be added to any such payments), which will be paid fully in cash to Seller by Buyer within 5 Business Days prior to the due date of the applicable VAT payments by Seller to the Israeli tax authorities; provided, however, that Seller shall have provided Buyer, at least 5 Business Days prior to the payment to Seller, with a valid invoice for VAT purposes in the amount of the actual amount paid to Seller.

(b) Payment of the Aggregate Purchase Consideration. The Aggregate Purchase Consideration shall be paid on the Closing Date as follows:

(i) Parent will pay to the Seller $1,000,000 (in addition to the applicable VAT payable in accordance with the terms and dates specified in Section 2.6(a)) in cash and $5,700,000 (in addition to the applicable VAT payable in accordance with the terms and dates specified in Section 2.6(a)) in Parent Common Stock. The price per share of Parent Common Stock to be used to determine the exact number of shares to be issued as a portion of the Aggregate Purchase Consideration shall be equal to the average reported closing price for such securities on the NASDAQ Global Market for the thirty (30) trading days ending three (3) trading days prior to the date such payment is made (the “Value of the Parent Common Stock”).

(ii) No fraction of a share of Parent Common Stock will be issued by virtue of the Asset Purchase, but in lieu thereof, if Seller would otherwise be entitled to a fraction of a share of Parent Common Stock, Seller shall receive an amount of cash (rounded to the nearest whole cent), without interest equal to the value of such fractional share. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

(iii) A portion of the Aggregate Purchase Consideration equal to ten (10%) percent (the “Escrow Amount”) shall be paid by Parent to the Escrow Agent, in the form of Parent Common Stock, to be held in escrow in accordance with the terms of the Escrow Agreement in the form of Exhibit 3.2(a) hereto (the “Escrow Agreement”) to serve as a source of payment for Claims for indemnification of any Buyer Indemnified Party pursuant to Article 8 hereof. The Escrow Amount shall be held and distributed in accordance with the terms of the Escrow Agreement. No fractional shares of Parent Common Stock shall be issued; the number of shares to be delivered to the Escrow Agent shall be rounded down to the nearest whole number.

Section 2.7 Earnout. In addition to the payment of the Aggregate Purchase Consideration, the Parent shall pay additional contingent consideration for the Asset Purchase (the “Earnout Consideration”) on the terms and subject to the limitations set forth on Exhibit 2.7 attached hereto. If any portion of the Earnout Consideration is paid in Parent Common Stock, the price per share of the Parent Common Stock would be equal to the Value of Parent Common Stock as of the date such Earnout Consideration is paid; provided however, that the Value of Parent Common Stock as calculated as of the date such Earnout Consideration is paid, shall be no more than thirty percent (30%) greater than or twenty percent (20%) less than the Value of Parent Common Stock as of the Closing Date. For the avoidance of doubt, the Earnout Consideration shall be exclusive of VAT (i.e. VAT shall be added to any such payment), which will be paid fully in cash to Seller by Buyer within 5 Business Days prior to the due date of the applicable VAT payments by Seller to the Israeli tax authorities; provided, however, that Seller shall have provided Buyer, at least 5 Business Days prior to the payment to Seller, with a valid invoice for VAT purposes in the amount of the actual amount paid to Seller.

Section 2.8 Closing Costs and Fees. Buyer and Seller shall be solely responsible for and shall bear all of their own expenses, including without limitation, the cost of the recording or filing of all applicable conveyancing instruments incurred by reason of the transfer of Assets hereunder (including documentary in connection therewith but excluding transfer taxes), legal counsel, accountants, investment bankers and any other advisors.

Section 2.9 Required Withholding. The Seller has obtained from the Israeli tax authority a withholding tax exemption with respect to “assets and services” according to Article 164 of the Israeli Tax Ordinance (a copy of such exemption is attached as Exhibit 2.9 hereto) and is seeking to obtain an additional withholding tax exemption applicable to the consideration payable or otherwise deliverable to Seller at the Closing pursuant to this Agreement. Assuming that all applicable withholding tax exemptions have been obtained and delivered to Buyer and Parent prior to closing, each of the transfer agent, Parent and Buyer (or any affiliate thereof) shall not deduct and/or withhold any amount from any consideration payable or otherwise deliverable pursuant to this Agreement to Seller at the Closing (e.g. $6,700,000 plus VAT). Prior to the payment of the Earnout Consideration or the Escrow Amount, the Seller shall provide the Buyer with a valid exemption from the Israeli tax authority with respect to withholding tax of “assets and services” according to Article 164 of the Israeli Tax Ordinance. To the extent that any such exemptions described hereunder shall not be obtained prior to the Closing or the date of payment of the Earnout Consideration or the Escrow Amount, as applicable, the transfer agent, Parent or Buyer (or any affiliate thereof) shall be entitled to deduct or withhold from the Aggregate Purchase Price, the Earnout Consideration or the Escrow Amount, as applicable, withholding tax in accordance with Israeli law and thereafter shall provide the Seller with the certificate of withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Buyer, Parent or the transfer agent shall provide to the Seller documentation evidencing such deduction or withholding.

Section 2.10 Setting of Accounts.

(a) Seller shall bear all indebtedness to suppliers incurred, and shall be entitled to receive all income earned, with respect to the Division prior to the Closing. Buyer undertakes to promptly transfer to Seller any and all payments received by it attributed to the Division with respect thereto. Seller undertakes to pay any debts to suppliers in connection with the Division incurred prior to the Closing, the due date of which is after the Closing. In the event that any such debts will be paid by Buyer, Seller undertakes to reimburse Buyer for such payments against proper receipts.

(b) Buyer shall bear all indebtedness to suppliers incurred, and shall be entitled to receive all income earned, with respect to the Division following the Closing Date. Seller undertakes to promptly transfer to Buyer any and all payments received by it attributed to the Division with respect thereto. Buyer undertakes to pay any debts to suppliers in connection with the Division incurred after the Closing. In the event that any such debts will be paid by Seller, Buyer undertakes to reimburse Seller for such payments against proper receipts.

ARTICLE 3

CLOSING

Section 3.1 Closing. The Closing of the transactions contemplated herein (the “Closing”) shall be held at 10:00 a.m. Boston time as soon as possible, but in no event later than 3 Business Days after the satisfaction of the conditions set forth in Article 7 at the offices of Brown Rudnick Berlack Israels LLP, One Financial Center, Boston, Massachusetts 02111 or at such other time or at such other place as the Seller and Buyer may mutually agree in writing (the “Closing Date”).

Section 3.2 Conveyances at Closing.

(a) Instruments and Possession. To effect the sale and assumption referred to in Article 2, Seller will, at the Closing, execute and deliver to Buyer:

(i) one or more bills of sale conveying in the aggregate all of such Seller’s tangible personal property included in the Assets;

(ii) an assignment of lease with respect to Seller’s Personal Property Leases;

(iii) subject to Section 2.5, an assignment of contracts with respect to such Seller’s Contracts;

(iv) assignments of Seller’s Intellectual Property Rights included in the Assets, in recordable form to the extent necessary to assign such rights;

(v) the Ancillary Agreements and Loan Documents in the form attached hereto as Exhibits 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e); and

(vi) such other instruments as shall be reasonably requested by Parent and/or Buyer to vest in Buyer such right, title or interest in and to the Assets in accordance with the provisions hereof.

(b) Assumption and Other Documents. To effect the sale and assumption referred to in Article 2, at the Closing, Parent and/or Buyer shall execute and deliver to Seller:

(i) an instrument of assumption evidencing Buyer’s assumption, pursuant to Section 2.3, of the Assumed Liabilities (the “Assumption Document”);

(ii) the Ancillary Agreements and the Loan Documents in the forms attached hereto as Exhibits 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e); and

(iii) such other instruments as shall be reasonably requested by Seller to evidence Buyer’s assumption of the Assumed Liabilities in accordance with the provisions hereof.

(c) Form of Instruments. To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to the party or parties in whose favor the document runs.

(d) Certificates; Opinions. Parent, Buyer and Seller shall deliver the certificates, opinions of counsel and other documents described in Article 7.

(e) Payment of Aggregate Purchase Consideration. (i) Buyer shall deliver to Seller $1,000,000 in immediately available funds by wire transfer to an account designated at the Closing by Seller, by notice to Buyer, not later than two Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount); (ii) Parent shall issue such number of Parent Common Stock in the name of the Seller that shall equal the quotient obtained by dividing $5,700,000 and the value of the Parent Common Stock as of the Closing, of which 88.25% shall be delivered to Seller and 11.75% shall be delivered to the Escrow Agent.

(f) Consents. Seller shall deliver all corporate, governmental and other third party consents and waivers required pursuant to Sections 7.1(a) and 7.3(e) (or otherwise obtained by the Seller).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Parent and Buyer as follows:

Section 4.1 Organization and Qualification of Seller. Seller is an Israeli corporation, duly incorporated or organized and validly existing under the laws of Israel and has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted by Seller. Seller is duly qualified to do business as a foreign corporation in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities all as related to the Business makes such qualification necessary except where the failure to be so qualified would not result in a Material Adverse Effect with respect to Seller. True and complete copies of Seller’s organizational documents, as amended to the date of this Agreement, have been made available by Seller for review by Buyer and Parent.

Section 4.2 Authorization. Seller has all necessary corporate or organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and each Ancillary Agreement and the performance of its obligations hereunder and thereunder have been duly and validly authorized by the board of directors of Seller, and no other action on the part of Seller is necessary. This Agreement and each Ancillary Agreement has been duly and validly executed and delivered by Seller and is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the enforceability may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance, relief of debtors, or similar laws in effect which affect the enforcement of creditors’ rights generally including but not limited to injunctive relief or other equitable remedies; or (ii) general principles of equity.

Section 4.3 No Conflict. Except as set forth on Section 4.3 of the Seller’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement by Seller and the consummation of the transactions contemplated hereby and thereby do not and will not (a) subject to obtaining the consents, approvals and actions, making the filings and giving the notices specified in Sections 4.4 and 4.12 of the Seller’s Disclosure Schedule, violate or conflict with the certificate of incorporation, bylaws, or other organizational documents of Seller, (b) conflict with or violate any Law or Governmental Order applicable to Seller, or (c) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Sections 4.4, 4.11 and 4.12 of the Seller’s Disclosure Schedule, violate or conflict with in any material respect, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or result in or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the Assets pursuant to, any Contract or License to which Seller is a party or by which any of the Assets are bound.

Section 4.4 Consents and Governmental Approvals. Except as set forth on Sections 4.4 of the Seller’s Disclosure Schedule, no consent, approval, authorization, license, order or permit of, or declaration, filing or registration with, or notification to, any Governmental

Authority, or any other Person, is required to be made or obtained by Seller or any of its Affiliates in connection with the execution, delivery and performance of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to adversely affect the Business or the Division or the ability of Seller to consummate the transactions contemplated by this Agreement or by the Ancillary Agreements or to perform its obligations hereunder or thereunder, in any material respect.

Section 4.5 Financial Statements; Undisclosed Liabilities.

(a) Attached as Section 4.5(a) of the Seller’s Disclosure Schedule are true and complete copies of (i) the Audited Financial Statements and (ii) the Interim Financial Statements. Except as set forth in the notes thereto or as disclosed in Section 4.5 of the Seller’s Disclosure Schedule, all such financial statements (including the footnotes thereto) were prepared in accordance with GAAP and fairly present in all material respects the consolidated financial condition, results of operations and changes in cash flows and stockholder’s equity as of the respective dates thereof and for the respective periods covered thereby, subject to, in the case of the Interim Financial Statements, normal recurring year-end adjustments to the extent consistent with GAAP (the effect of which is not expected to be material individually or in the aggregate) and the absence of footnotes.

(b) Seller does not have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise, liquidated or unliquidated, or due or to become due) related to the Division or the Assets other than (i) liabilities reflected and reserved against on the balance sheet included in the Interim Financial Statements, (ii) liabilities disclosed in Section 4.5(b) of the Seller’s Disclosure Schedule, (iii) current liabilities incurred since October 1, 2006 in the ordinary course of business, consistent with Seller’s past practice, or (iv) liabilities and obligations that remain with Seller following consummation of the transactions contemplated by this Agreement.

(c) The projections prepared by Seller with respect to the Business and delivered by Seller to Buyer were prepared in good faith and based on assumptions believed by Seller to be reasonable as of the date of such projections.

Section 4.6 Absence of Certain Changes or Events. Since October 1, 2006, except as disclosed in Section 4.6 of the Seller’s Disclosure Schedule, there has been no:

(a) Material Adverse Change with respect to the Division or the Assets;

(b) (i) except for normal periodic increases in the ordinary course of business consistent with past practice, increase in the compensation payable or to become payable by Seller to any of its Transferred Employees, (ii) bonus, incentive compensation, severance, deferred compensation, service award or other like benefit granted, made or accrued, contingently or otherwise, for or to the credit of any of the Transferred Employees, except in the ordinary course of business consistent with past practices, (iii) employee welfare, pension, insurance, retirement, profit-sharing or similar payment or arrangement made or agreed to by

Seller for any of the Transferred Employees except pursuant to the existing Employee Plans described in Section 4.17 of the Seller’s Disclosure Schedule or (iv) new employment or severance agreements with Transferred Employees to which Seller is a party;

(c) addition to or modification of the Employee Plans related to the Transferred Employees other than (i) contributions made in accordance with the normal practices of Seller or (ii) the extension of coverage to Transferred Employees who became eligible after October 1, 2006;

(d) sale, assignment or transfer of any assets of Seller related to the Division other than in the ordinary course of business consistent with prior practices, or the imposition of any Encumbrance thereon;

(e) cancellation of any Indebtedness or waiver of any rights of substantial value to Seller related to the Division or the Assets;

(f) cancellation, termination or material amendment of any Material Contract, material License or other instrument material to the Division that adversely affects the Business;

(g) capital expenditure or any incurring of liability therefor by Seller related to the Division or the Assets, other than capital expenditures involving payments that do not, individually or in the aggregate, exceed $20,000;

(h) failure to operate the Business in the ordinary course so as to use reasonable efforts to preserve the Business intact, to keep available the services of the Transferred Employees, and to preserve the goodwill of Seller’s suppliers, customers and others having business relations with Seller.

(i) change in Tax or accounting methods, principles or practices by Seller or the making of any Tax election or the change of an existing election all, to the extent effecting the Division;

(j) revaluation by Seller of any of its respective assets or properties related to the Division, including without limitation, writing off notes or accounts receivable;

(k) damage, destruction or loss (whether or not covered by insurance) adversely affecting the Division;

(l) Indebtedness incurred by Seller relating to the Business for borrowed money or any commitment to incur Indebtedness entered into by Seller with respect to the Division, or any loans made or agreed to be made by Seller with respect to the Division (other than the advancement of expenses to Personnel of Seller in the ordinary course of business);

(m) execution, termination, or material amendment of any lease for personal property in the relation of the Division involving annual payments in excess of $20,000;

(n) material change in collection policies or payment terms applicable to any of the suppliers or customers of Seller related to the Business;

(o) action which, if it had been taken or had occurred after execution of this Agreement, would have required the consent of Buyer hereunder; or

(p) agreement by Seller to do any of the foregoing.

Section 4.7 Absence of Litigation. (a) There are no Actions pending or, to Seller’s knowledge, threatened against Seller (with respect to the Division) or the Division or involving any of the Assets; (b) neither Seller with respect to the Division nor any of its respective Assets are subject to any Governmental Order; and (c) neither Seller (with respect to the Division) nor the Division are the subject of any pending, or to the knowledge of Seller, threatened investigation by any Governmental Authority.

Section 4.8 Compliance with Laws. Seller, with respect to the Division or the Assets, has not violated any applicable Law or Governmental Order with respect to (a) its products, (b) sales of such products, (c) its Transferred Employees or (d) its relationship with the Office of the Chief Scientist or of any other governmental agency or office. Seller has not, with respect to the Division or the Assets, during the past two (2) years, conducted any internal investigation with respect to any actual, potential or alleged material violation of any Law or Governmental Order by Seller or any of their Personnel.

Section 4.9 Licenses. Section 4.9 of the Seller’s Disclosure Schedule sets forth a true and correct list of each of the Licenses held by Seller (other than generally available commercial off-the-shelf Computer Programs used internally by Seller in accordance with the applicable license agreement) or issued by any Governmental Authority with respect to any of the Assets. Such Licenses constitute all of the Licenses required to permit Seller to own, operate, use and maintain its Assets in the manner in which they are now operated and maintained and to conduct the Business as presently conducted. Each such License is valid, binding and in full force and effect (and the continuing validity and effectiveness of such Licenses will not be affected by the consummation of the transactions contemplated hereby) and Seller is not in default (or with the giving of notice or lapse of time or both, would be in default) under any such License in any material respect. There are no proceedings pending, nor to the knowledge of Seller, threatened, that seek the revocation, cancellation, suspension, failure to renew or adverse modification of any such License. All required filings with respect to such Licenses have been timely made and all required applications for renewal thereof have been timely filed.

Section 4.10 Computer Programs.

(a) Set forth in Section 4.10 of the Seller’s Disclosure Schedule is a list of the Computer Programs (other than generally available commercial off-the-shelf Computer Programs used internally by Seller in accordance with the applicable license agreement) which are in whole or in part owned, licensed, distributed, copied, modified, displayed, sublicensed or otherwise used by Seller in connection with the operation of the Business as now conducted (such Computer Programs being referred to herein as the “Seller Software”), identifying with respect to each such Computer Program whether it is owned or licensed by Seller.

(b) Each and every Computer Program included in whole or in part in the Seller Software is either: (i) owned by Seller, (ii) currently in the public domain or otherwise available for use, modification and distribution by Seller without a license from or the approval or consent of any third party, or (iii) licensed or otherwise used by Seller pursuant to the terms of a valid, binding written agreement (“Software Contract”). Section 4.10 of the Seller’s Disclosure Schedule identifies all Software Contracts and classifies each such Software Contract under one or more of the following categories: (A) license to use third party software; (B) development contract, work-for-hire agreement, or consulting agreement; (C) distributor, dealer or value-added reseller agreement; (D) license or sublicense to a third party (excluding agreements with end-users); (E) maintenance, support or enhancement agreement; or (F) other. Except as set forth in Section 4.10 of the Seller’s Disclosure Schedule, no Software Contract creates, or purports to create, obligations or immunities with respect to any Intellectual Property Rights of Seller, including but not limited to, obligations requiring the disclosure or distribution of all or a portion of the source code for Seller Software. For example, except as set forth on Section 4.10 of the Seller’s Disclosure Schedule, no portion of the Seller Software is licensed to Seller pursuant to any version of the General Public License, Lesser General Public License, or Common Public License.

(c) Except as set forth in Section 4.10 of Seller’s Disclosure Schedule, the Seller Software conforms in all material respects to the technical specifications for the design, performance, operation, test, support and maintenance of the Seller Software, and to all other documentation relating to such technical specifications. Except as set forth in Section 4.10 of Seller’s Disclosure Schedule, no portion of Seller Software:

(i) sold or licensed by Seller directly or indirectly to end users contained, on the date of shipment by Seller;

(ii) currently for sale or license directly or indirectly to end users contains; and,

(iii) other than that specified in the preceding (i) and (ii) in this sentence, to the knowledge of Seller contains;

any software routines or hardware components designed to permit unauthorized access; to disable or erase software, hardware or data; or to perform any other similar actions. Seller uses industry standard methods to detect and prevent viruses and other code covered by the preceding sentence (and subsequently to correct or remove such viruses) that may be present in the Seller Software. The Seller Software does not include or install any spyware, adware, or other similar software which monitors the use of any remote computer without the knowledge and express consent of the users of such remote computer.

(d) Except as set forth in Section 4.10 of Seller’s Disclosure Schedule, Seller has adopted policies and procedures to control the use of (i) Computer Programs including without limitation object code and source code portions thereof available for download on the internet; and (ii) any other Computer Programs not introduced into Seller’s development environment through a formal procurement process and pursuant to a license agreement determined to be appropriate for establishing Seller’s rights and obligations with respect to Computer Programs.

Section 4.11 Material Contracts.

(a) Section 4.11 of the Seller’s Disclosure Schedule lists the following Contracts (other than Software Contracts disclosed in Section 4.10 of the Seller’s Disclosure Schedule) to which Seller is a party with respect to the Division or by which any of it or the Assets may be bound (collectively, the “Material Contracts”):

(i) any Contract (other than purchase orders entered into in the ordinary course of the business) that Seller reasonably anticipate will involve aggregate payments by or to Seller of more than $10,000;

(ii) any lease, rental or occupancy agreement, license, installment and conditional sale agreement and any other contract or agreement affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real property or personal property involving annual lease payments in excess of $20,000;

(iii) any Contract containing covenants limiting the freedom of Seller to engage in any line of business or compete with any Person;

(iv) any material distribution, franchise, license, sales, commission, consulting agency or advertising Contracts which are not cancelable on thirty (30) calendar days’ notice without payment or penalty;

(v) any Contract relating to the sale or disposition of the Assets (other than the sale of inventory in the ordinary course of business);

(vi) any Contract to which any Transferred Employee is bound which in any manner purports to (a) restrict such Transferred Employee’s freedom to engage in any line of business or to compete with any other Person, or (b) assign to any other Person rights to any material invention, improvement, or discovery by such employee, officer, director or independent contractor;

(vii) any license agreement or other Contract relating to Intellectual Property Rights;

(viii) any joint venture Contract, partnership agreement, limited liability company or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by Seller with respect to the Division with any other Person;

(ix) any Contract providing for payments to or by any Person or entity based on sales, purchases or profits, other than direct payments for goods;

(x) any Contract providing for capital expenditures relating to any Assets after the date hereof in an amount in excess of $5,000 individually or in the aggregate;

(xi) any written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Division other than in the ordinary course of business;

(xii) any Loss Contract;

(xiii) any Government Contract that Seller reasonably anticipates will involve aggregate payments to Seller of more than $5,000;

(xiv) any employment, severance or consulting Contract with respect to the Transferred Employees;

(xv) any Contract or other arrangement entered into other than in the ordinary course of business;

(xvi) any contract, purchase order that is accepted by acknowledgment or performance, letter of intent or memorandum of understanding or preliminary agreement or any other commitment related to the contracts and customers being acquired by Buyer that obligates Seller to indemnify any party against:

(A) intellectual property infringement,

(B) injury to persons or property,

(C) the consequences of violations of applicable law or regulations,

(D) the consequences of litigation, arbitration, mediation or other claims or dispute resolution, or

(E) the consequences of incorrect representations in connection with contract negotiation, signed contracts, accepted purchase orders or other commitments.

Seller has delivered or made available to Buyer true, correct and complete copies of all of the Material Contracts, including all amendments and supplements thereto.

(b) Except as set forth in Section 4.11(b) of Seller’s Disclosure Schedule, Seller is not a party to any contract, purchase order that is accepted by acknowledgment or performance, proposal that is accepted in any manner, including payment, letter of intent or memorandum of understanding or preliminary agreement or other commitment related to contracts and customers being acquired by Buyer that contains any of the following terms:

(a) product warranty that remains in effect, or

(b) guarantee of any kind that remains in effect.

(c) Seller is not (and to the knowledge of Seller, no other party is), as of the date of this Agreement, in material breach or violation of, or default under, any of the Material Contracts nor has Seller received any notice (written or oral) of breach or violation of, or default under, a Material Contract. Except as set forth in Section 4.11 of the Seller’s Disclosure Schedule, each Material Contract is, as of the date of this Agreement, in full force and effect (and subject to the receipt of the required consents listed in Sections 4.4 and 4.11 of the Seller’s Disclosure Schedule will remain in full force and effect upon consummation of the transactions contemplated hereby) and is a valid agreement, arrangement or commitment of Seller which is a party thereto, enforceable against such Seller in accordance with its terms and, to the knowledge of Seller, is a valid agreement, arrangement or commitment of each other party thereto, enforceable against such party in accordance with its terms, except in each case where enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies or as would not be material. No condition exists or event has occurred which, with notice or lapse of time or both, would constitute a default or a basis for force majeure or a claim of excusable delay or nonperformance under any Material Contract. Except as specifically noted on Section 4.11 of the Seller’s Disclosure Schedule, no consent of any party to any Material Contract is required in connection with the execution and delivery of this Agreement by Seller or the consummation of the transactions contemplated hereby.

Section 4.12 Government Contracts.

(a) Seller is not party to any Government Contracts in respect of the Division, the Business or the Assets.

(b) Except as set forth in Section 4.12 of the Seller’s Disclosure Schedule, neither Seller nor to the Seller’s knowledge any of its respective Personnel is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any Government Contract.

(c) Except as set forth on Section 4.12 of the Seller’s Disclosure Schedule, there exist (i) no outstanding material claims against Seller in respect of the Division, the Business or the Assets, either by a Governmental Authority or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract; and (ii) no material disputes between Seller and the Israeli Government or the United States Government or between Seller and any prime contractor, subcontractor or vendor arising under or relating to any Government Contract.

(d) Seller nor, to its knowledge, any of its respective Personnel, has not been suspended or debarred from doing business with the United States Government or is, or at any time has been, the subject of a finding of nonresponsibility or ineligibility for United States Government contracting.

Section 4.13 Machinery and Equipment and Other Property. Except as set forth on Section 4.13 of the Seller’s Disclosure Schedule, Seller owns and has good and marketable title to all items of machinery, equipment, tools, spare parts, furniture, automobiles and other fixed assets (other than inventory held for sale in the ordinary course of business) used in the Business other than items for which the lack of such title shall not have a Material Adverse Effect on the Business, free and clear of any Encumbrances other than Permitted Encumbrances (the “Machinery and Equipment”). The Machinery and Equipment, taken as a whole, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently and have historically been used. Except as otherwise contemplated by this Agreement, Seller owns, or, in the case of leases and licenses, has valid and subsisting leasehold interests or licenses in, all of the material assets and properties of whatever kind (whether real or personal, tangible or intangible and including, without limitation, all material intellectual property) used in the Business, free and clear of any Encumbrances other than Permitted Encumbrances.

Section 4.14 Intentionally omitted.

Section 4.15 Intellectual Property Rights. Section 4.15 of the Seller’s Disclosure Schedule lists each patent, registered copyright, trademark, service mark, mask work, trade name or domain name, and each application (and renewal) for or to register any of the foregoing, that is included in the Intellectual Property Rights owned by Seller in connection with the Business, including the record owner, the registration or application number and the expiration date. Seller solely owns, free and clear of any Encumbrance, or has the right to use pursuant to a Material Contract, each of the Intellectual Property Rights, including without limitation the Intellectual Property Rights listed on Section 4.15 of the Seller’s Disclosure Schedule. The Intellectual Property Rights constitute all of the intellectual property necessary to carry out the Business’s former and current activities. Except as set forth in Section 4.15 of the Seller’s Disclosure Schedule, no other Person other than Seller (i) has the right to use any of the Intellectual Property Rights, except pursuant to the Material Contracts; or (ii) to the knowledge of Seller is infringing upon or otherwise violating any Intellectual Property Rights. To the Sellers knowledge, neither Seller’s use of the Intellectual Property Rights, nor the conduct of the Business, is infringing upon or otherwise violating the rights of any other Person. Seller has received no communication from any other Person alleging that the conduct of the Business infringes upon any proprietary right of any third party, nor has Seller received any communication requesting or suggesting that it review the conduct of its Business against the claims of such Person’s patent portfolio. Except as set forth in Section 4.15 of the Seller’s Disclosure Schedule and other than generally available commercial off-the-shelf Computer Programs used by Seller in accordance with the applicable license agreement, Seller is not obligated to provide any consideration (financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by Seller, or by Buyer as successor to Seller, in the Intellectual Property Rights. No proceedings have been instituted against or notices received by Seller that are presently outstanding alleging that Seller’s use of the Intellectual Property Rights, or the conduct of Seller’s business, infringes upon or otherwise violates any rights of a third party, or alleging that any Intellectual Property rights are invalid or unenforceable. Seller has taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect such Seller’ right, title and interest in and to all Intellectual Property Rights, and to assure that any Personnel who have access to confidential or proprietary information of Seller have a contractual or legal obligation of confidentiality to Seller with respect to such information, and have an obligation to transfer rights for no additional consideration in inventions, and authored works, whether or not patented, patentable, copyrighted or otherwise protectable under the law, made during the course of their employment using resources of Seller.

Section 4.16 Sufficiency of Assets. Upon the consummation of the transactions contemplated hereby and subject to receipt of the required consents set forth in Sections 4.4 and 4.11 of the Seller’s Disclosure Schedule, Buyer will acquire good and marketable title to, or a valid leasehold interest in, all the Assets, free and clear of any Encumbrances, other than Permitted Encumbrances. The Assets include in all material respects all assets used or held for use in the conduct of the Business as presently conducted.

Section 4.17 Employment Matters.

(a) Full particulars of the Transferred Employees, including their present compensation packages, are disclosed in Section 4.17 of the Seller’s Disclosure Schedule, which particulars show all material benefits including, without limitation, salaries (or compensation for independent contractors), social benefits, bonuses, commissions, profit shares, automobile and benefits in kind payable or which the Seller is bound to provide (whether now or in the future) to each such Transferred Employee, and are true, accurate and complete in all material respects.

(b) Except as set forth in Section 4.17 of the Seller’s Disclosure Schedule, there are no claims from or on behalf of any of the Transferred Employees threatened or pending against the Seller.

(c) Except as set forth in Section 4.17 of the Seller’s Disclosure Schedule, there are no agreements or arrangements for the payment of any pensions, allowances, lump sums, or other like benefits on retirement or on death or termination or during periods of sickness or disablement for the benefit of any of the Transferred Employees or for the benefit of the dependents of any such individual in operation, unless such payment is due under any applicable law.

(d) the Seller contingent severance pay liability and any other monetary liability to the Transferred Employees is duly reflected in the Seller financial statements. All other monetary liabilities of the Seller to the Transferred Employees were properly reserved for in its financial statements.

(e) A complete list of all of the shares and options granted to or purchased by the Transferred Employees, and their respective vesting schedules, as of the Closing, is set forth in Section 4.17 of the Seller’s Disclosure Schedule. Except as set forth therein, as of the Closing the Seller does not operate any share incentive scheme, share option scheme or profit sharing scheme for the benefit of any of the Transferred Employees.

(f) Except as set forth in Section 4.17 of the Seller’s Disclosure Schedule, the Seller is not a party to, nor is it bound by, any collective bargaining agreement or union contract or extension order (excluding such extension orders that apply to all employers in the Israeli market) with respect to any of the Transferred Employees, and no collective bargaining agreement is being negotiated by the Seller. Except as set forth in Section 4.17 of the Seller’s Disclosure Statement, no labor union or other representative organization has been certified or recognized as the collective bargaining representative of the Transferred Employees. There are no union organizing campaigns or representation proceedings or campaigns in process or, to Seller’s knowledge, threatened with respect to any of the Transferred Employees. To the best knowledge of the Seller, there are no existing or threatened labor strikes, work stoppages, organized slowdowns, unfair labor practice charges or complaints or labor arbitration proceedings affecting any of the Transferred Employees.

Section 4.18 Product Liability, Warranty and Product Recalls. Except as set forth on Section 4.18 of the Disclosure Schedule, Seller, in respect of the Business or the Division, has no knowledge of any facts or circumstances which would give rise to, (a) any material product liability not covered by insurance (other than deductibles or self-retention amounts under such insurance policies), (b) any obligation to recall any products produced by the Division or (c) any material liability for breach of warranty in excess of the reserve established therefor on the Interim Financial Statements. Except as set forth on Section 4.18 of the Seller’s Disclosure Schedule, Seller has not, during the past three (3) years, (x) recalled any products produced by the Division, or (y) received any warranty claims regarding the Division or the Business that individually or in the aggregate exceed $100,000 in any calendar year.

Section 4.19 Environmental Matters. Except as disclosed in Section 4.19 of the Seller’s Disclosure Schedule:

(a) Seller with respect to the Division is and at all times has been in material compliance with all Environmental Laws, and Seller has obtained or caused to be obtained all Licenses under Environmental Laws necessary for operation of the Business to comply, in all material respects, with all applicable Environmental Laws.

(b) Seller with respect to the Division has not received any notice, report, or other communication regarding any violation, alleged violation, or potential liability under any Environmental Law.

(c) There are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, claims, proceedings or investigations pending, or to Seller’s Knowledge, threatened, relating to compliance with or liability under any Environmental Law affecting the Business.

(d) There is no Hazardous Material that may pose any material risk to safety, health or the environment on or under any real property owned, leased or operated by Seller, as part of the Division, and there has heretofore been no spillage, discharge, release, disposal or handling of any such Hazardous Material on, at or under such property in any amount and of a nature which could result in material liability.

Section 4.20 Tax Matters. Except as set forth in Section 4.20 of the Seller’s Disclosure Schedule:

(a) Seller (Seller is hereinafter sometimes referred to as the “Taxpayer”) has filed all Tax Returns required to be filed by it through the date hereof and will timely file any such Tax Returns required to be filed on or prior to the Closing Date, in each case, subject to any applicable extensions. All such Tax Returns are correct, complete and accurate in all material respects.

(b) All material Taxes that accrue or are payable by the Taxpayer in respect of Pre-Closing Tax Periods have been or will be timely paid in full on or before the Closing Date, except to the extent a reserve for the amount of such unpaid Taxes was made (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income).

(c) There are no liens for Taxes on the Assets, other than liens for current Taxes not yet due and payable.

(d) Taxpayer has withheld from the Transferred Employees proper amounts for all periods through the date hereof in compliance with all Israeli Tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all types of compensation).

(e) Section 4.20(e) of the Seller’s Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is payable by the Seller in relation to the Division.

Section 4.21 Insurance.

(a) Section 4.21 of the Seller’s Disclosure Schedule contains an accurate and complete description of all policies of property, fire and casualty, product liability, general liability, workers’ compensation, and other forms of insurance held by Seller with respect to the Division. True, correct and complete copies of such insurance policies have been made available to Buyer.

(b) All policies listed on Section 4.21 of the Seller’s Disclosure Schedule are valid, outstanding, and enforceable policies.

(c) Seller has not received (i) any notice of cancellation of any policy listed on Section 4.21 of the Seller’s Disclosure Schedule or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 4.22 Customers and Suppliers.

(a) Section 4.22 of the Seller’s Disclosure Schedule sets forth a complete and accurate list of the names relating to the Business of Seller (i) twenty (20) largest customers for the three (3) most recent fiscal years based on sales, showing the approximate aggregate total sales in dollars by Seller to each such customer during each such fiscal year; and (ii) five (5) largest suppliers for the three (3) most recent fiscal years based on purchases, showing the approximate aggregate total purchases in dollars by Seller from each such supplier during each such fiscal year. As of the date hereof, except as disclosed in Section 4.22 of the Seller’s Disclosure Schedule, Seller has not received any communication from any customer or supplier named on Section 4.22 of the Seller’s Disclosure Schedule of any intention or threat to terminate or materially reduce purchases from or supplies to Seller or to fail to renew any Contract with Seller. The Seller has received no notification or information leading to the conclusion that any transaction for which revenues are included in any forecast provided by Seller to Buyer or Parent for the 2006 or 2007 calendar years will be delayed, modified or terminated in any fashion that would materially change such forecasts if reflected therein.

(b) Section 4.22 of the Seller’s Disclosure Schedule sets forth, with respect to each Contract with a value of $10,000 or more having unfilled backlog, the backlog of Seller thereunder as of October 1, 2006. With respect to each such Contract, Seller has disclosed in writing to Buyer the name of each customer (where permitted), the dollar amount of backlog, any dollar amounts included which are unfunded by any Governmental Authority or any customer in respect of undelivered orders and the Contract description.

(c) No current customer or supplier has (a) threatened legal action against Seller in connection with the Business; (b) stated in writing that any product purchased or licensed from the Division is deficient or does not meet the specifications of such product; or (c) refused to accept services or products from the Division.

Section 4.23 [deleted].

Section 4.24 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which Parent or Buyer shall have any obligation in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 4.25 Full Disclosure. Seller has provided Buyer with all information requested by Buyer in connection with its decision to consummate the transactions contemplated hereby. No document, exhibit, statement, certificate or schedule attached to this Agreement or delivered by Seller at the Closing to Buyer nor any other document delivered by Seller to Buyer or its attorneys or agents in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained herein not misleading.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Parent and Buyer jointly and severally represent and warrant to Seller as of the date hereof as follows:

Section 5.1 Incorporation and Authority of Parent and Buyer. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted by Parent. Buyer is a company duly incorporated and validly existing under the laws of the State of Israel, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted by Parent. Parent owns of record and beneficially all outstanding shares of Buyer. Parent and Buyer have all necessary corporate power to enter into each Ancillary Agreement and Loan Documents, to carry out their obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by Parent and Buyer of this Agreement, the Ancillary Agreements and the Loan Documents, the performance by Parent and Buyer of their obligations hereunder and thereunder and the consummation by Parent and Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action. This Agreement, the Ancillary Agreements and the Loan Documents have been duly executed and delivered by Parent and Buyer and constitutes a legal, valid and binding obligation of Parent and Buyer, enforceable against Parent and Buyer in accordance with their terms, except to the extent such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, or (b) is subject to general principles of equity.

Section 5.2 No Conflict. The execution and delivery by Parent and Buyer of this Agreement, the Ancillary Agreement and the Loan documents do not and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or violate any of the terms, conditions or provisions of the certificate of incorporation or bylaws of Parent or Buyer;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 5.2 of the Parent’s Disclosure Schedule, conflict with or result in a material violation or breach of any term or provision of any Law or Governmental Order applicable to Parent or Buyer, or any of their assets or properties; or

(c) except as could not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Parent or Buyer to consummate the transactions contemplated hereby or by the Ancillary Agreements or the Loan Documents or to perform their obligations hereunder or thereunder, (i) conflict with or result in a material violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require Parent or Buyer to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, any material contract to which Parent or Buyer is a party or by which any of their assets and properties is bound.

Section 5.3 Consents and Approvals. Except as disclosed in Section 5.3 of the Parent’s Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental Authority on the part of Parent or Buyer is required in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the Loan Documents or the consummation of the transactions contemplated hereby or thereby, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to adversely affect the assets, liabilities, business or condition of Parent or Buyer or any of their assets in any material respect or the ability of Parent or Buyer to consummate the transactions contemplated by this Agreement, by the Ancillary Agreements or by the Loan Documents or to perform their obligations hereunder or thereunder.

Section 5.4 Legal Proceedings. There are no Governmental Orders outstanding and no Actions pending or, to the knowledge of Parent or Buyer, threatened against, relating to or affecting Parent or Buyer or any of their assets or properties which could reasonably be expected to result in the issuance of a Governmental Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or by any of the Ancillary Agreements or the Loan Documents or which could reasonably be expected to have a material adverse effect on the validity or enforceability of this Agreement or any of the Ancillary Agreements or the Loan Documents or the ability of Parent or Buyer to perform their obligations hereunder or thereunder or which would reasonably be expected to have a Material Adverse Effect on Parent or Buyer.

Section 5.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which Seller shall have any obligations in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Buyer.

Section 5.6 Validity of Parent Common Stock. The Parent Common Stock to be issued as part of the Aggregate Purchase Consideration and if applicable as part of the Earnout Consideration will, when issued, be validly issued, fully paid, nonassessable, duly authorized, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the Parent’s Certificate of Incorporation and in the Registration Rights Agreement, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind.

Section 5.7 SEC Filings, Financial Statements.

(a) Parent has made available to Seller a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 2005 (the “Parent SEC Reports”) and prior to the date of this Agreement, which are all the forms, reports and documents required to be filed by Parent with the Securities and Exchange Commission (the “SEC”) since such time. Parent SEC Reports: (i) were and will be prepared in accordance with the requirements of the Securities Act or the

Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder; and (ii) did not and will not at the time of filing thereof (and if any Parent SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement then also on the date of filing of such amendment or superseded filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any reports or other documents with the SEC.

(b) Each of the audited consolidated financial statements and unaudited interim financial statements included in Parent’s SEC Reports has been prepared in accordance with US GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly presents the financial position of the entity or entities to which it relates as at its date or the results of operations, stockholders’ equity or cash flows of such entity or entities (subject, in the case of unaudited statements, to the absence of footnote disclosure and in the case of unaudited interim statements to year-end adjustments, which will not be material either individually or in the aggregate, and except as described in Schedule 5.7(b) of the Disclosure Schedule).

Section 5.8 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports, since September 30, 2006, there has been no Material Adverse Change with respect to Parent.

Section 5.9 Full Disclosure. Parent has provided Seller with all information requested by Seller in connection with its decision to consummate the transactions contemplated hereby. No representation or warranty made by Parent or Buyer in this Agreement, nor any document, exhibit, statement, certificate or schedule attached to this Agreement or delivered by Parent at the Closing to Seller nor any other document delivered by Parent and Buyer to Seller or its attorneys or agents in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statement contained herein not misleading.

Section 5.10 Projections. Buyer and Parent, as of the date of receipt by them of the projections referred to in Section 4.5(c) hereof, had no knowledge that the assumptions on which Seller based such projections were unreasonable.

ARTICLE 6

ADDITIONAL AGREEMENTS

Section 6.1 Conduct of Business Prior to the Closing.

(a) Between the date of this Agreement and the Closing Date, Seller shall conduct the Business in the ordinary course and consistent with past practice. Without limiting the foregoing, except for such actions as are expressly contemplated by this Agreement, without the prior written consent of Parent, Seller shall not with respect to the Division, the Business and the Assets:

(i) change any of Seller’s accounting methods, principles or practices, or make any material Tax election affecting the Division;

(ii) revalue any of the Assets, including, without limitation, writing off receivables or reserves, other than in the ordinary course of business;

(iii) establish or increase the benefits payable under any Employee Plan or establish any new bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing or other employee benefit plan for Transferred Employees, or otherwise increase the compensation payable or to become payable to any Transferred Employee, or include any additional Transferred Employee in any deferred compensation plan, except as may be required by Law or applicable collective bargaining agreements;

(iv) enter into or amend any employment or severance agreement with any Transferred Employee;

(v) enter into, extend, materially modify, terminate or renew any Material Contract other than in the ordinary course of business;

(vi) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any material Assets or any interests therein, except for the sale of inventory in the ordinary course of business consistent with past practices or the disposition of obsolete or worn out Assets;

(vii) fail to maintain the Assets in substantially their current state of repair, excepting normal wear and tear, or fail to replace, consistent with past practice, inoperable, worn-out or obsolete or destroyed Assets;

(viii) intentionally do any other act which would cause any representation or warranty of the Seller in this Agreement to become untrue in any material respect;

(ix) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder; or

(x) Seller agrees that, prior to the Closing, it shall use reasonable efforts to preserve substantially intact the Business and the Division, keep available to Buyer the services of the Transferred Employees of Seller and preserve the current relationships of Seller with the material customers and suppliers and with any other Persons with whom Seller have a significant business relationship with respect to the Business, consistent with past practice.

Section 6.2 Access to Information. From the date of this Agreement until the Closing, upon reasonable notice, Seller shall, and shall cause each of its officers, employees, auditors and agents of Seller to, (i) afford the officers, employees and authorized agents and representatives of Buyer and Parent reasonable access, during normal business hours, to the offices, properties, books and records of the Division, (ii) furnish to the officers, employees and authorized agents and representatives of Buyer such additional financial and operating data and other information regarding the assets, properties, goodwill and business of the Division and (iii) make available to Buyer the management employees, officers and directors of Seller, as Buyer may from time-to-time reasonably request in order to assist Buyer in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated hereby; provided, however, that Buyer shall not unreasonably interfere with any of the businesses or operations of Seller. No investigation by Buyer pursuant to this Section 6.2 shall affect any representation or warranty given by Seller hereunder, or any of Buyer’s rights under this Agreement, including, without limitation, Articles 7 and 8.

Section 6.3 Regulatory and Other Authorizations, Consents. Each party hereto shall use its commercially reasonable efforts to obtain all authorizations, consents (including any consents required under the terms of any Material Contract or material License), orders and approvals of, and to give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and each party will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings.

Section 6.4 Notification of Certain Matters. From the date hereof through the Closing, Seller shall give prompt notice to Buyer and Parent and Buyer and Parent shall give prompt notice to Seller of (a) the occurrence, or failure to occur, of any event which occurrence or failure would cause any of Seller’s, Parent’s or Buyer’s respective representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect and (b) any material failure of Seller, Parent or Buyer to comply with or satisfy any of its respective covenants, conditions or agreements to be complied with or satisfied by it under this Agreement; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement, or to satisfy any condition.

Section 6.5 Exclusivity. From the date hereof through the Closing Date or earlier termination of this Agreement pursuant to Article 10, Seller shall not knowingly permit its respective Affiliates, stockholders, officers, directors, employees, representatives and agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group of Persons (other than Parent or any of its Affiliates) in furtherance of any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Division. Seller shall (a) immediately notify Parent (orally and in writing) if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, any information is requested with respect to the transactions contemplated hereby or any offer is made with respect to any of the material Assets of Seller related to the Division, (b) include in such notification the terms of any such proposal or offer that it may receive with respect thereto including the identity of the soliciting party and (c) keep Parent informed with respect to the status of the foregoing.

Section 6.6 Registration Rights Agreement. All shares of Parent Common Stock issued and delivered to Seller pursuant to this Agreement shall be registered with the SEC pursuant to the terms and conditions of, and all resales of shares of Parent Common Stock by the Seller will be subject to the restrictions imposed by the registration rights agreement (the

“Registration Rights Agreement”) in the form attached as Exhibit 3.2(b), which will be entered into by Seller and Parent on the Closing Date. Parent will be entitled to place the legends as referred to in the form of Registration Rights Agreement on each certificate evidencing any Parent Common Stock to be received by Seller pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock consistent with the terms of the Registration Rights Agreement.

Section 6.7 Loan to Seller. On the Closing Date, Parent shall lend to Seller, pursuant to the terms of the Loan Documents, attached hereto as Exhibit 3.2(c), Exhibit 3.2(d), and Exhibit 3.2(e) the sum of $1,650,000 (the “Loan”). The Loan shall be repaid to Parent, pursuant to the terms of the Loan Documents, solely from proceeds from the sale by Seller of Parent Common Stock received as a portion of the Aggregate Purchase Consideration. Any interest to be paid, as provided in the Promissory Note, will be paid to Parent subject to any withholding or other applicable tax imposed on such payment. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid.

Section 6.8 Further Action. Subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to deliver or cause to be delivered such documents and other papers, including the Ancillary Agreements, and to use commercially reasonable efforts to take or cause to be taken such further actions as, in each case, may be necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the actions contemplated hereby.

Section 6.9 Pre-Closing Taxes. Seller shall promptly pay when due any unpaid Taxes arising in any Pre-Closing Tax Period that have given rise to, or could give rise to, a lien on the Assets in the hands of Buyer or otherwise cause Buyer to be liable therefor. All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period following the Closing Date. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and shall promptly when due pay such Taxes to the appropriate Governmental Authority or promptly reimburse Parent and Buyer for such Taxes (if required to be paid by Buyer) against proper receipts. In addition, Seller shall, in a timely manner, provide Buyer with a clearance certificate or similar document(s) to the extent reasonably obtained which may be required by any Governmental Authority in order to relieve Parent or Buyer of any (x) obligation to withhold any portion of the Aggregate Purchase Consideration or the Earnout Consideration and (y) any liability for Taxes (determined without regard to the provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate. If such certificate or documents are not provided to Buyer, Buyer may withhold such amounts as may be required by applicable law. The parties shall cooperate in order to reduce each other’s tax obligations under this Agreement.

Section 6.10 Employee and Employee Benefit Matters.

(a) At a time mutually agreeable to Buyer and Seller, Buyer shall extend offers of employment on an at-will basis effective as of the Closing Date to such Personnel mutually agreeable to Buyer and Seller who are employees of Seller as part of the Division as of the close of business on the Closing Date, and all such employees who accept Buyer’s offers are “Transferred Employees”. However, nothing in this Agreement shall be construed as granting any of the Personnel any rights under this Agreement, including the right to employment by any Person. Upon acceptance by any of the Personnel of the employment offer by Buyer, Buyer shall notify Seller of such event and Seller shall obtain the resignation of such Transferred Employee effective as of Closing Date, and provide him or her with any right and entitlement owed to him or her according to any applicable law, as if such resignation was considered as a dismissal, including (but not limited to) severance pay, redemption of accrued vacation days, convalescence pay etc. In addition, Seller shall cause all Transferred Employees to sign a letter of release and waiver in the form attached hereto as Exhibit 6.5A, whereby each Transferred Employee (a) releases and waives any rights he or she may have under any agreement with Seller, (b) resigns from his or her employment with Seller, (c) confirms the receipt of all funds due and payable to him or her for the period of employment preceding and including the Closing Date and in connection with the termination of any such agreement or employment by Seller; (d) waives any and all claims and demands against the Seller, its officers and agents in connection with such Transferred Employee’s employment with the Seller and the termination thereof, and (e) including any waiver of right to receive options or other securities of Seller and shall deliver to Buyer copies thereof. Buyer and Parent shall assist Seller in this matter as requested by Seller.

(b) Parent and Buyer will provide or cause to be provided employee benefits that are at least substantially equivalent, in the aggregate, to the benefits that were provided to Transferred Employees under the Employee Plans immediately prior to the Closing Date.

(c) Parent and Buyer shall not assume responsibility for any Transferred Employee until the Closing Date, but in no event whatsoever shall Parent and Buyer assume any responsibility for any commitment, obligation, duty or liability whatsoever (i) of Seller to any Transferred Employee, or (ii) to any Transferred Employee that arose prior to and through the Closing Date, including the obligation to pay severance pay, to redeem unused annual leave or any other rights that might result from the termination of employment, except as expressly set forth herein or by law. Parent and Buyer shall not assume responsibility for any employee of Seller who is not a Transferred Employee. For the avoidance of any doubt, Seller shall not be liable for any obligations to the Transferred Employees with respect to seniority after the date of termination.

Section 6.11 Noncompetition.

(a) Seller agrees that for a period of two full years from the Closing Date, neither it nor any of its subsidiaries shall:

(i) engage as a principal or for its own account, solely or jointly with others, or through any form of ownership in another Person, or otherwise, in any business that directly competes with the Business as it exists on the Closing Date; or

(ii) advise any customer or supplier of the Business with respect to its business relationship with the Business, other than by providing any warranty or fulfilling any pre-Closing obligations given to such customer or supplier.

(b) Seller agrees that for a period of five full years from the Closing Date, neither it nor any of its subsidiaries shall employ or solicit, or receive or accept the performance of services by, any Transferred Employee.

(c) If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law. Seller acknowledges that Buyer and Parent would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Seller agrees that Buyer and Parent shall be entitled to injunctive relief requiring specific performance of this Section, and Seller consents to the entry thereof.

Section 6.12 Trademark; Tradenames. As soon as practicable after the Closing Date, Seller shall eliminate the use of all of the trademarks, tradenames, service marks and service names used in the Business, in any of their forms or spellings, on all advertising, stationery, business cards, checks, purchase orders and acknowledgments, customer agreements and other contracts and business documents. Following the Closing, Buyer or Parent or any of their Affiliates shall not be entitled to use any trademane or trademark which includes the word “Data” and “JCE” together or “JCE”.

Section 6.13 Inventory. Seller shall, within five days prior to the Closing, provide Buyer with a list of all Inventory held by it for the purpose of supplying to the customers listed in subsection (a)(iii) of Schedule A hereto the devices listed in such subsection. At the Closing, Buyer shall, by its purchase order delivered to Seller, purchase such Inventory at a price equal to Seller’s cost for such Inventory, as evidenced by proper receipts; provided, however, that such Inventory is not obsolete or damaged, is merchantable and fit for the purpose of supplying the identified customers with the identified Inventory, and that there are valid and outstanding purchase orders from customers with respect to the Inventory.

Section 6.14 Licenses. The parties hereby confirm that fees with respect to the licenses listed in Section 4.9 of the Seller’s Disclosure Schedule are due as of January 1, 2007. The parties agree that payment of renewal fees, license fees, maintenance fees or other fees due on or after January 1, 2007 with respect thereto shall not have been paid by Seller as of the Closing (and none of the parties shall have any claim against or demand on the other with respect to such nonpayment, including but not limited to, any claim or demand arising from the inability to transfer any of the licenses solely due to the nonpayment of fees as mentioned above), and that Buyer may, at its discretion, make any such payments as it determines following the Closing.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Joint Conditions to the Obligations of Parent, Buyer and Seller. The obligations of Parent, Buyer and Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver of each of the following conditions:

(a) Governmental Consents. All consents, approvals and actions of, filings with and notices to any Governmental Authority necessary to permit Parent, Buyer and Seller to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred; and

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or any of the Ancillary Agreements or the Loan Documents illegal or otherwise prohibiting consummation of such transactions.

Section 7.2 Conditions to Obligations of Seller. In addition to the satisfaction or waiver of each of the conditions set forth in Section 7.1, the obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver of each of the following conditions:

(a) Representations and Warranties, Covenants. (i) The representations and warranties of Parent and Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing; (ii) Parent’s and Buyer’s fulfillment in all material respects of all covenants contained in this Agreement; and (iii) Seller shall have received a certificate of each of Parent and Buyer as to the matters set forth in clauses (i) and (ii) above, signed by a duly authorized officer of Parent and Buyer;

(b) Ancillary Agreements and Loan Documents. Parent and Buyer and the other parties to the Ancillary Agreements and the Loan Documents (other than Seller) shall have executed and delivered to Seller the Ancillary Agreements and the Loan Documents.

(c) Resolutions. Seller shall have received a true and complete copy, certified by the Secretary or an Assistant Secretary (or similar officer) of Parent and Buyer of the resolutions duly and validly adopted by the board of directors and stockholders of Parent and Buyer evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby;

(d) Incumbency Certificate. Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Parent and Buyer certifying the names and signatures of the officers of Parent and Buyer authorized to sign this Agreement and the other documents to be delivered hereunder;

(e) Third Party Consents. The consents, approvals, permissions or acknowledgments or notices listed on Section 5.2 of the Parent’s Disclosure Schedule shall have been obtained or made, and Seller shall have received reasonably acceptable written evidence thereof;

(f) Material Adverse Change. As of the Closing Date, there shall not have occurred any Material Adverse Change with respect to the Parent unrelated to the impact of the Asset Purchase, general economic conditions or changes in the industry;

(g) Legal Opinion. Parent and Buyer shall have delivered the opinion of Brown Rudnick Berlack Israels LLP, counsel to Parent and Buyer, in the form of Exhibit 7.2 attached hereto; and

(h) Resolutions. The shareholders of Seller shall have approved the assumption by Seller of all tax liabilities with respect to any tax consequences arising from the breach of the terms of Section 104 of the Income Tax Ordinance [New Version] 1961 due to the consummation of the transaction contemplated herein, and to indemnify Data JCE Electronics Ltd. with respect to such tax implications.

Section 7.3 Conditions to Obligations of Parent and Buyer. The obligations of Parent and Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date; (ii) Seller’s fulfillment in all material respects of all covenants contained in this Agreement; and (iii) Parent and Buyer shall have received a certificate from Seller as to the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer;

(b) Ancillary Agreements and Loan Documents. Seller and the other parties to the Ancillary Agreements and the Loan Documents (other than Parent and Buyer) shall have executed and delivered to Parent and Buyer the Ancillary Agreements and the Loan Documents.

(c) Resolutions. Parent and Buyer shall have received a true and complete copy, certified by the Secretary or an Assistant Secretary (or similar officer) of Seller of the resolutions duly and validly adopted by the board of directors of Seller evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby;

(d) Incumbency Certificate. Parent and Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement and the other documents to be delivered hereunder;

(e) Third Party Consents. The consents, approvals, permissions or acknowledgments or notices listed on Sections 4.4 and 4.11 of the Seller’s Disclosure Schedule shall have been obtained or made, and Parent and Buyer shall have received reasonably acceptable written evidence thereof;

(f) Legal Opinion. Seller shall have delivered the opinion of Erdinast, Ben Nathan & Co. Advocates, counsel to Seller, in the form of Exhibit 7.3 attached hereto;

(g) Employment Agreements. Each of the Key Employees shall have executed and delivered to the Parent an employment agreement on terms and conditions satisfactory to Parent; and

(h) Material Adverse Change. As of the Closing Date, there shall not have occurred any Material Adverse Change with respect to the Business unrelated to the impact of the Asset Purchase, general economic conditions or changes in the industry.

(i) Registration of Pledge. Seller shall have delivered to Buyer and Parent a copy of the registration of the Pledge Agreement with the Israeli Registrar of Companies in accordance with Israeli law, duly signed by Seller in form appropriate for filing.

ARTICLE 8

INDEMNIFICATION

Section 8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of each party contained herein shall survive the Closing and shall remain in full force and effect, regardless of any investigation made by or on behalf of the other party, for a period of one (1) year after the Closing Date; provided, however, that the (i) representations and warranties set forth in Sections 4.17 (Employee Benefit Plans and other Arrangements), 4.19 (Environmental Matters) and 4.20 (Tax Matters) shall survive the Closing for a period ending 30 days after the expiration of the applicable statute of limitations and (ii) the covenants and agreements of the parties shall remain in full force and effect for the applicable periods specified in the respective Sections or Articles or, if no such period is specified, indefinitely.

Section 8.2 Indemnification.

(a) By Seller. Subject to the provisions of this Section 8.2, Seller shall indemnify, defend and save and hold harmless, Parent and Buyer, their respective Affiliates, and their respective stockholders, members, partners, officers, directors and employees (the “Buyer Indemnified Parties”) from and against any and all Losses, whether or not involving any third party claims, arising out of, resulting from or relating to (i) any breach on the date hereof of any representation or warranty of Seller contained in Article 4 hereof or set forth in an officer’s certificate delivered by Seller pursuant to Article 7 hereof, (ii) any breach of any covenant or agreement of Seller contained herein, and (iii) any Excluded Liabilities. In addition to the foregoing obligations, and specifically not subject to any of the limitations as to the term of obligation under this Article 8 or as to the extent of the obligation under this Article 8, Seller shall indemnify, defend and save and hold harmless the Buyer Indemnified Parties fully from and against (i) any and all Losses arising from or as a result of any breach by Seller of the restrictions imposed under section 104 of the Israeli Tax Ordinance as a result of the transactions contemplated by this Agreement; and (ii) any and all financial Losses arising from or as a result of the litigation described in Section 4.7 of Seller’s Disclosure Schedule.

(b) By Parent and Buyer. Subject to the provisions of this Section 8.2, Parent and Buyer shall indemnify, defend and save and hold harmless Seller, its Affiliates, and its respective stockholders, members, partners, officers, directors and employees (the “Seller Indemnified Parties”) from and against any and all Losses, whether or not involving any third party claims, arising out of, resulting from or relating to (i) any breach on the date hereof of any representation or warranty of Parent and/or Buyer contained in Article 5 hereof or set forth in an officer’s certificate delivered by Parent and Buyer pursuant to Article 7 hereof, (ii) any breach of any covenants or agreements of Parent and/or Buyer contained herein, or (iii) from and after the Closing, any Assumed Liabilities.

(c) Claim Procedure.

(i) If a claim for Losses (a “Claim”) is to be made by an indemnified party, such indemnified party shall give written notice (a “Claim Notice”) to the indemnifying party (the “Indemnifying Party”), promptly after such indemnified party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 8.2, specifying in reasonable detail the facts giving rise to any Claim and shall include in such Claim Notice (if then known) the amount or method of computation of the amount of such Claim, and a reference to the provisions of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such Claim is based, provided however that the failure of the Claim Notice to include the materials described herein shall not excuse the Indemnifying Parties hereunder absent manifest prejudice. If any lawsuit or other action is filed or instituted against any indemnified party by a third Person with respect to a matter subject to indemnity hereunder and as to which indemnification will be sought, a notice thereof (a “Third Party Notice”) shall be given to the Indemnifying Party as promptly as practicable (and in any event within fifteen (15) Business Days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect such indemnified party’s rights to indemnification hereunder, except to the extent such delay or failure materially prejudices the Indemnifying Party’s ability to defend such Claim or mitigate any Losses resulting therefrom.

(ii) To the extent any Claim Notice is not governed by the Escrow Agreement (either due to the passage of time or the size of the indemnification sought), the Indemnifying Party shall have 30 days after the receipt of any Claim Notice pursuant hereto to provide such indemnified party with notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Disagreement Notice”). If a timely Disagreement Notice is not received or to the extent an item is not objected to in the Disagreement Notice, the Claim Notice shall be deemed to have been accepted and final and binding on the parties, absent manifest error. If the Indemnifying Party delivers a timely Disagreement Notice, the parties shall resolve such conflict in accordance with the procedures set forth in Section 8.2(c)(iii).

(iii) If the Indemnifying Party shall have provided a Disagreement Notice, the parties will attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the parties should so agree, a memorandum setting forth such agreement will be prepared and signed by Parent, Buyer and Seller. In the event the parties shall fail to reach an agreement within 30 days after the date on which the Indemnifying Party provided a Disagreement Notice, the dispute shall be resolved in accordance with the provisions of Section 11.11.

(d) After receipt of a Third Party Notice, the Indemnifying Party shall have the right by providing written notice acknowledging such Indemnifying Party’s obligation to indemnify the indemnified party to (i) take control of the defense and investigation of such lawsuit or action, (ii) employ and engage attorneys of its own choice (subject to the approval of the indemnified party, such approval not to be unreasonably withheld) to handle and defend the same, at the Indemnifying Party’s sole cost, risk and expense, and (iii) compromise or settle such claim, which compromise or settlement, to the extent it may impose a material future disadvantage on the indemnified party, shall be made only with the written consent of the indemnified party. The indemnified party shall cooperate in all reasonable respects with the Indemnifying Party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom (at the cost and expense of the Indemnifying Party); and the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. If the Indemnifying Party fails to assume the defense of such claim within ten (10) Business Days after receipt of the Third Party Notice (or such earlier date, if the failure to assume the defense on such earlier date would materially impair the ability of such indemnified party to defend such claim), the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim (all at the cost and expense of the Indemnifying Party) and the Indemnifying Party shall have the right to participate therein at its own cost. Notwithstanding the foregoing, whether or not the Indemnifying Party assumes the defense of a third party Claim, if the indemnified party determines in good faith that a third party Claim is likely to have a Material Adverse Effect on the indemnified party in a manner that may not be adequately compensated by money damages, then the indemnified party may, by written notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such third party Claim, provided that no money damages shall be agreed to be paid in settlement or compromise of any kind without the consent of the Indemnifying Party.

(e) Limitations on Seller Indemnification. Notwithstanding the foregoing, (i) no Buyer Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(a)(i) for any Losses unless and until the amount of all Losses for which all Buyer Indemnified Parties are entitled to indemnification pursuant to Section 8.2(a)(i) exceeds $35,000 (the “Seller Threshold Amount”), at which time the Buyer Indemnified Parties shall be entitled to indemnification for all such Losses sustained by such Buyer Indemnified Parties (including all Losses incurred prior to exceeding the Seller Threshold Amount), and (ii) the total liability for indemnification by Seller hereunder, except for liabilities for breaches of representations set forth in Section 4.17 (Employee Benefit Plans and Other Arrangements), 4.19 (Environmental Matters) and 4.20 (Tax Matters) shall be limited to a maximum amount equal to the Aggregate Purchase Consideration; provided, however that there shall be no limit for any Loss arising out of, resulting from or related to fraud or intentional misrepresentation.

(f) Limitations on Buyer Indemnification. Notwithstanding the foregoing, (i) no Seller Indemnified Party shall be entitled to indemnification pursuant to Section 8.2(b) for any Losses unless and until the amount of all Losses for which all Seller Indemnified Parties are entitled to indemnification pursuant to Section 8.2(b) exceeds $35,000 (the “Buyer Threshold Amount”), at which time the Seller Indemnified Parties shall be entitled to indemnification for all such Losses sustained by such Seller Indemnified Parties (including all Losses incurred prior to exceeding the Buyer Threshold Amount), and (ii) the total liability for indemnification by Buyer or Parent hereunder, shall be limited to a maximum amount equal to the Aggregate Purchase Consideration; provided, however that there shall be no limit for any Loss arising out of, resulting from or related to fraud or intentional misrepresentation.

(g) Survival. Notwithstanding any provision hereof to the contrary, no Claim may be asserted for the breach of any representation, warranty, covenant or agreement contained herein after the expiration of the survival period applicable to such representation, warranty, covenant or agreement, as specified in Section 8.1; provided, that this Section 8.2(g) shall not limit the ability of any indemnified party to recover for any Claim relating to the breach of any representation, warranty, covenant or agreement asserted prior to the expiration of the survival period applicable to such representation, warranty, covenant and agreement.

(h) Indemnification Escrow. In the event that any Buyer Indemnified Party is entitled to indemnification pursuant to this Section 8.2, the amount of Losses for which such Buyer Indemnified Party is entitled to indemnification shall be paid first from the Escrow Amount, in accordance with the terms of the Escrow Agreement, to the extent funds are available therefor. In such event, Parent, Buyer and Seller shall issue joint written instructions authorizing distribution of the amount of such Losses to such Buyer Indemnified Party. Seller, Parent and Buyer agree to jointly instruct the Escrow Agent promptly after the first anniversary of the Closing Date to disburse to Seller from the Escrow Amount an amount equal to the then-remaining balance of the Escrow Amount, less any pending Claims for indemnification, as specified in the Escrow Agreement.

(i) Exclusivity. Section 8.2 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement other than claims based on, arising or resulting from or relating to, intentional or willful breaches of warranties, covenants or agreements, or for fraud.

ARTICLE 9

TAX MATTERS

Section 9.1 Conveyance Taxes. Any transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including, without limitation, any recording or filing fees or other costs or expenses incurred with respect thereto) incurred in connection with this

Agreement and the transactions contemplated hereby shall be borne equally by Parent and Seller when due, and Seller will, at its own expense file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, if Seller so required by applicable law.

Section 9.2 Treatment of Indemnity Payments. All amounts paid with respect to indemnity claims under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Aggregate Purchase Consideration, unless otherwise required by law. If amounts paid with respect to indemnity claims under this Agreement are treated as income to any recipient, then the amount required to be paid under Article 8 of this Agreement shall be increased so that the recipient receives the amount it is entitled to receive under this Agreement, net of any Taxes it is required to pay as a result of the receipt of such payment.

ARTICLE 10

TERMINATION

Section 10.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by Buyer if the Closing shall not have been consummated on or before January 31, 2007 as a result of Seller’s failure to get all necessary consents or approvals;

(c) by Seller if the Closing shall not have been consummated on or before January 31, 2007 as a result of Buyer’s or Parent’s failure to get all necessary consents or approvals;

(d) by either party in the event that the Closing shall not have been consummated on or before March 31, 2007, for any reason whatsoever; or

(e) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clauses 10.1(a) or 10.1(b) shall give notice of such termination to the other party.

Section 10.2 Effect of Termination. If this Agreement is terminated as permitted by Section 10.1, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 11.1, 11.11, and 11.13, shall survive any termination hereof pursuant to Sections 10.1.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1 Expenses. Each party hereto shall bear its own expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby, except for the Asset Purchase Related Expenses (which shall be paid by Seller), whether or not such transactions shall be consummated.

Section 11.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.2:

(a)	if to Seller:

Data – JCE, Ltd.
21B Habarzel St.,
Tel Aviv 69710,
Israel
Attn: Osher Elron
Facsimile: (972) (3) 645-4400

with a copy to:

Erdinast, Ben Nathan & Co., Advocates
4 Berkowitz St., Museum Tower,
Tel Aviv 64238,
Israel
Attn: Roy Caner, Adv.
Facsimile: (972) - (3) 777-0101

(b)	if to Parent or the Buyer:

TranSwitch Corporation
Three Enterprise Drive
Shelton, Connecticut 06484
Attention: General Counsel
Facsimile:

with a copy to:

Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, Massachusetts 02111
Attention: Timothy C. Maguire
Facsimile: (617) 856-8201

Section 11.3 Public Announcements. Except for press releases of either party issued upon execution of this Agreement and at the time of Closing, the contents of which will be provided to the other party for review, unless otherwise required by applicable Law or applicable stock exchange regulations no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such announcement.

Section 11.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the essential economic or legal substance of the transactions contemplated hereby is not affected. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.6 Entire Agreement. This Agreement (including the Ancillary Agreements, Disclosure Schedules, and the other Exhibits hereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, with respect to the subject matter hereof and except as otherwise expressly provided herein.

Section 11.7 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the consent of Seller, Parent and Buyer, which shall not be unreasonably withheld; provided, however, that without the consent of Seller, Buyer may, by providing written notice to Seller, assign this Agreement and Buyer’s rights and obligations hereunder in whole or in part to (a) an Affiliate of Parent or Buyer, and (b) to any Person who acquires all or a portion of the Assets or the Equity Securities of Parent or Buyer following the Closing (by merger, recapitalization, sale of stock or otherwise), provided, in each case, that Buyer remains bound by the terms and conditions of this Agreement.

Section 11.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.9 Waivers and Amendments. This Agreement may be amended or modified, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any other right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 11.10 Specific Performance. Seller agrees that Parent and Buyer would be irreparably and immediately injured and could not be made whole by monetary damages if this Agreement is not specifically enforced after default. Therefore, Buyer shall have the right to specifically enforce Seller performance of its obligations under this Agreement, and Seller agrees to waive the defense in any such suit that Parent and/or Buyer has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of specific performance as a remedy, and that Parent and Buyer shall have the right to obtain specific performance of the terms of this Agreement without being required to prove actual damages, post bond or furnish other security. In addition, Parent and Buyer shall be entitled to obtain from Seller court costs and reasonable attorneys’ fees incurred by Parent and Buyer in enforcing its rights hereunder. As a condition to seeking specific performance, Parent and Buyer shall not be required to have tendered the Purchase Price.

Section 11.11 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. In any action or suit brought by the Seller against any of the Buyer or the Parent arising out of or relating to this Agreement or any of the Ancillary Agreements, Seller consents and submits to the exclusive jurisdiction of the courts of the State of Connecticut or the federal courts of the District of Connecticut. In any action or suit brought by the Parent and/or the Buyer against the Seller arising out of or relating to this Agreement or any of the Ancillary Agreements, each of Parent and Buyer consents and submits to the exclusive jurisdiction of the courts in Tel Aviv, Israel. Each of the parties further agree: (a) that such court as set forth in the prior sentence shall be deemed to be a convenient forum; and (b) not to assert (by way of motion, as a defense or otherwise), in any such action or suit commenced in such court, any claim that the Seller is not subject personally to the jurisdiction of such court, that such action or suit has been brought in an inconvenient forum, that the venue of such action or suit is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. Process in any such action or proceeding may be served on any party anywhere in the world, whether within or without the State of Israel.

Section 11.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.13 Confidentiality. As of the date of this Agreement and after any termination of this Agreement and subject to Section 11.3, each party and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information marked clearly as confidential concerning the Business or Seller or any other documents or information related to this Agreement and the contemplated transaction, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by the receiving party, or (ii) in the public domain through no fault of the receiving party; provided that the receiving party may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by the receiving party of the confidential nature of such information and are directed by the receiving party to treat such information confidentially. The receiving party shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of the receiving party and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, the receiving party will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the disclosing party, upon request, all documents and other materials, and all copies thereof, obtained by the receiving party or its Affiliates or on their behalf in connection with this Agreement that are subject to such confidence.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TRANSWITCH CORPORATION

By:	/s/ Theodore Chung
Name:	Theodore Chung
Title:	Vice President, Business Development

TRANSWITCH (ISRAEL) LTD.

By:	/s/ Haim Moshe
Name:	Haim Moshe
Title:	General Manager

DATA-JCE, LTD.

By:	/s/ Efraim Sagi
Name:	Efraim Sagi
Title:	Chairman of the Board

By:	/s/ Osher Elron
Name:	Osher Elron
Title:	CEO

Exhibit 2.7

Payment of Earnout Consideration

(a) Parent and Buyer undertake to make payment of the Earnout Consideration to the Seller pursuant to the terms hereof. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Asset Purchase Agreement to which this Exhibit 2.7 is appended.

(b) The Earnout Consideration shall be subject to the following terms and conditions:

(i) The Earnout Consideration shall be based on the amount of operating profit (as calculated in accordance with U.S. GAAP but without taking bonuses paid to employees and stock option expense into account in the calculation) (the “Operating Profit”) achieved by the Division during the calendar year 2007 (the “Earnout Period”) as follows:

Level of Operating Profit	Earnout Consideration
$0-$249,000	$0
$250,000-$499,999	$957,142
$500,000-$749,999	$1,435,714
$750,000-$999,999	$3,350,000
$1,000,000-$1,499,999	$4,785,714
$1,500,000-$1,999,999	$7,657,142
$2,000,000-$2,999,999	$9,571,428
$3,000,000 and up	$14,357,142

(ii) Notwithstanding the foregoing: (A) the amount of the Earnout Consideration shall not exceed $14,357,142; (B) no Earnout Consideration shall be payable unless the Division’s revenue in the year 2007 exceeds $6,500,000; (C)any amounts required to be withheld by Buyer by applicable taxing or governmental authorities in respect of payments of the Earnout Consideration will be deducted from the payments made to the Seller hereunder; and (E) no Earnout Consideration will be payable with respect to any period other than the calendar year 2007.

(iii) The Earnout Consideration shall be paid no later than forty-five (45) days after the end of the Earnout Period. The calculation of the Division’s Operating Profit and the Earnout Consideration will be prepared by Buyer’s management and shall be subject to Seller’s auditor’s review and approval.

(iii) The Earnout Consideration shall be payable to the Seller, either in cash or in shares of Parent Common Stock, or a combination thereof, at Parent’s election, at a price per share as provided in Section 2.5 of the Asset Purchase Agreement.

(c) As promptly as practical after the completion of the Earnout Period and in any event within thirty (30) days of such completion, the Parent shall prepare and deliver to the Seller a statement indicating the calculation of the Earnout Consideration for the Earnout Period (each, an “Earnout Calculation Schedule”). Upon receipt of the Earnout Calculation Schedule, the Seller shall be afforded access to the books, records and work papers used to prepare the

Earnout Calculation Schedule and shall be permitted to discuss it with Buyer’s and Parent’s senior management so that the Seller shall be able to review the preparation thereof. Within thirty (30) days of receipt of the Earnout Calculation Schedule, the Seller shall notify Parent of any dispute of any amounts reflected or required to be reflected therein; provided, however, such notification shall be in writing, specifying the amount of each disputed item and setting forth, in reasonable detail, the basis for such dispute. In the event of such a dispute, Parent and Seller shall attempt to reconcile their differences in good faith. If Parent and Seller are unable to resolve any dispute with respect to the Earnout Calculation Schedule within fifteen (15) days of the Seller’s written notification to Parent of such disputed amounts Parent shall pay any undisputed amounts to Seller and, Seller and Parent shall submit the items remaining in dispute for resolution to an independent certified public accountant acceptable to Parent and Seller (the “Independent CPA”). The Independent CPA shall, within thirty (30) days after such submission determine and report to the Parent and Seller its determination of such remaining disputed items, which report ( the “CPA Report”) and determination shall be final, binding and conclusive on the Parent, and Seller. The fees and disbursements of the Independent CPA shall be allocated as follows: if there is no change in the Earnout Calculation Schedule or a change in favor of Parent, the fees and expenses of the Independent CPA shall be deducted from the Earnout Consideration or, if greater, paid by the Seller; if a change is in favor of Seller, such fees and expenses will be paid by Parent. Within five business days following the receipt of the CPA Report, Parent shall cause to be delivered the Earnout Consideration.

(d) Notwithstanding anything herein to the contrary, Parent shall be entitled to manage the operations of the Surviving Company in a manner that is consistent with Parent’s management of its overall operations, controls and procedures, financial situation and requirements, engineering, production and sourcing standards, personnel policies and deployment of personnel, competitive requirements and environment, sales practices and policies and the requirements of law.

(e) All references to U.S. GAAP contained herein shall mean U.S. GAAP as applied by Parent in connection with the preparation of its consolidated financial statements. In addition, Parent shall be under no obligation to use any efforts, personnel or other revenues of Parent or any of Parent’s other subsidiaries to realize any business or sales of products produced by Assets of the Division. It is expressly understood and agreed that the business operations utilizing the Assets shall be under the direct control of Parent, which may, in its discretion, transfer responsibility for administrative and operational functions of the Assets to Buyer or its Affiliates as it determines appropriate. Parent and Buyer agree not to take any action with the intention of seeking to avoid their obligations hereunder, and will at all times in good faith perform and observe their obligations hereunder. The parties agree that any allocation of overhead costs to the Division shall be appropriate in relation to the services provided in support of the Division and/or the relative size of the Division’s operations.

(f) The obligations under this Exhibit 2.7 shall not be terminated or modified in such a manner as to adversely affect Seller without the consent of such affected party, and in the event that Parent consolidates or merges with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers all or substantially all of the surviving company’s assets or business activities to any Person, then Parent shall make proper provision so that the continuing or surviving corporation or entity shall assume the obligations set forth in this Exhibit 2.7.

(g) Rights to the Earnout Consideration may not be pledged, hypothecated, sold or transferred in any fashion whatsoever without the consent of Parent. Any attempted transfer in violation of this subsection (g) shall be void and without force or effect.

(g) (h) Prior to receipt of Earnout Consideration, if Parent proposes to pay a portion of the Earnout Consideration in shares of Parent Common Stock, Seller shall enter into a lock-up agreement with Parent containing customary terms pursuant to which they shall not sell, offer for sale, pledge, hypothecate, transfer or otherwise dispose of any shares of Parent Common Stock which the shareholder receives in connection with payment of the Earnout Consideration otherwise than (i) as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by such agreement, (ii) as a distribution to partners or shareholders of such person, provided that distributees thereof agree in writing to be bound by the terms of such agreement, or (iii) with the prior written consent of the Parent, for a period commencing on the date of the delivery by Parent of such Earnout Consideration (the “Payment Date”) and terminating as to one-third of such Earnout Shares upon the later of thirty (30) days from the Earnout Payment Date and the effective date of the Earnout Registration Statement (the “Initial Earnout Release Date”); (b) as to one-third of the Earnout Shares on the date that is thirty (30) days after the Initial Earnout Release Date; and (c) as to the remaining one-third of the Earnout Shares on the date that is sixty days (60) days after the Initial Earnout Release Date (the “Earnout Lock-up Period”). If the registration statement is not effective by the date that is thirty (30) days from the Earnout payment Date but is effective by the date that is sixty (60) days after the Earnout Payment Date, (x) one-third of the Earnout Shares will be released upon the effective date of the Earnout Registration Statement; (y) one- third of the Earnout Shares will be released on the date that is thirty (30) days after the Initial Earnout Release Date; and (z) the remaining one-third of the Earnout Shares will be released on the date that is sixty (60) days after the Initial Earnout Release Date, less the number of days greater than thirty (30) days from the date of the Initial Earnout Release Date. If the Earnout Registration Statement is not effective by the date that is sixty (60) days from the Earnout Payment Date, (a) one-half of the Earnout Shares will be released upon the Initial Earnout Release Date, and (b) the remaining one-half of the Earnout Shares will be released thirty (30) days after the effective date of the Earnout Registration Statement. (i) All shares of Parent Common Stock issued to Seller pursuant to Earnout Compensation shall be registered with the SEC pursuant to the terms and conditions of, Registration Rights Agreement in the form attached as Exhibit 3.2(b) to the Asset Purchase Agreement.